================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   ----------

                             PRIMESOURCE CORPORATION
                                (Name of Issuer)


Common Stock, $.01 par value per share                          0007415931
   (Title of class of securities)                             (CUSIP number)


                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 January 3, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 14 pages)

================================================================================




56392.0003

----------------------------------------------------                       -------------------------------------------------------

CUSIP No.  0007415931                                        13D                      Page 2 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         GREENWAY PARTNERS, L.P.
                       S.S. OR I.R.S. IDENTIFICATION NO.                                13-3714238
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             WC, OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                            83,000
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                             0
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                       83,000
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                        0
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                            83,000
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.3%
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        PN
---------------------  -----------------------------------------------------------------------------------------------------------



                                       2

----------------------------------------------------                       -------------------------------------------------------

CUSIP No.  0007415931                                        13D                      Page 3 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         GREENHOUSE PARTNERS, L.P.
                       S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793447
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             WC, AF, OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                               0
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                          83,000
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                     83,000
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                              83,000
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.3%
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        PN
---------------------  -----------------------------------------------------------------------------------------------------------




                                       3

----------------------------------------------------                       -------------------------------------------------------

CUSIP No. 0007415931                                         13D                      Page 4 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         GREENBELT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.                                13-3791931
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                            297,800
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                             0
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                       297,800
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                        0
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                              297,800
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   4.7%
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        CO
---------------------  -----------------------------------------------------------------------------------------------------------




                                       4

----------------------------------------------------                       -------------------------------------------------------

CUSIP No.  0007415931                                        13D                      Page 5 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         GREENSEA OFFSHORE, L.P.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             WC, OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Cayman Islands
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                            75,000
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                             0
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                       75,000
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                        0
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                              75,000
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.2%
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        PN
---------------------  -----------------------------------------------------------------------------------------------------------




                                       5

----------------------------------------------------                       -------------------------------------------------------

CUSIP No.  0007415931                                        13D                      Page 6 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         GREENHUT OVERSEAS, L.L.C.
                       S.S. OR I.R.S. IDENTIFICATION NO.                                13-3868906
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             WC, AF, OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                               0
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                          75,000
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                     75,000
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                              75,000
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  1.2 %
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        OO
---------------------  -----------------------------------------------------------------------------------------------------------





                                       6

----------------------------------------------------                       -------------------------------------------------------

CUSIP No.  0007415931                                        13D                      Page 7 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         ALFRED D. KINGSLEY
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             PF, AF, OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                            63,646
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                          455,800
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                       63,646
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                     455,800
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                              519,446
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   8.2%
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        IN
---------------------  -----------------------------------------------------------------------------------------------------------





                                       7

----------------------------------------------------                       -------------------------------------------------------

CUSIP No.  0007415931                                        13D                      Page 8 of 14 Pages
----------------------------------------------------                       -------------------------------------------------------

---------------------  -----------------------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                                         GARY K. DUBERSTEIN
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON
---------------------  -----------------------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                 (b)     [_]
---------------------  -----------------------------------------------------------------------------------------------------------
3                      SEC USE ONLY
---------------------  -----------------------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                             PF, AF, OO
---------------------  -----------------------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)            [_]
---------------------  -----------------------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
---------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF     7                      SOLE VOTING POWER:                                               0
          SHARES
---------------------- ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY    8                      SHARED VOTING POWER:                                          455,800
         OWNED BY
---------------------- ------------------     ------------------------------------------------------------------------------------
           EACH        9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
---------------------  ------------------     ------------------------------------------------------------------------------------
        PERSON WITH    10                     SHARED DISPOSITIVE POWER:                                     455,800
---------------------  -----------------------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                       PERSON:                                                                              455,800
---------------------  -----------------------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES:                                                                                        [_]
---------------------  -----------------------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   7.2%
---------------------  -----------------------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                                        IN
---------------------  -----------------------------------------------------------------------------------------------------------


ITEM 1.   SECURITY AND ISSUER.

                     This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of PrimeSource Corporation, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 4350 Haddonfield Road, Suite 222, Pennsauken, New Jersey 08109.

ITEM 2.   IDENTITY AND BACKGROUND.

                     This Statement is being filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Each of Greenway and Greenhouse is a Delaware limited partnership. Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of Greenway. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10172. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

                     Messrs. Kingsley and Duberstein are both citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Greenway purchased an aggregate of 83,000 Shares for total consideration (including brokerage commissions) of $772,488 derived from the capital of Greenway and indebtedness from Bear Stearns & Co. Inc. and PaineWebber Inc.

                     Greensea purchased an aggregate of 75,000 Shares for total consideration of $682,813 derived from the capital of Greensea and indebtedness from Bear Stearns & Co. Inc.

                     Accounts managed by Greenbelt purchased an aggregate of 297,800 Shares for total consideration of $1,822,833 derived from capital in the managed accounts and indebtedness from Bear, Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers.

                     Kingsley purchased an aggregate of 63,646 Shares for total consideration (including brokerage commissions) of $232,379 and indebtedness from Bear Stearns & Co., Inc.

ITEM 4.   PURPOSE OF THE TRANSACTION

                     The Reporting Persons have acquired the Shares because, in their opinion, such Shares are undervalued by the market at the present time under the present circumstances. The Reporting Persons will monitor developments at the Company, and may communicate with members of management of the Company and with other shareholders and interested parties concerning the Company.

                     The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 519,446 Shares constituting 8.2% of the outstanding Shares (the percentage of Shares owned being based upon 6,360,706 Shares outstanding as of November 10, 2000, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30,
2000). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                                            Approximate Percentage
   Name               Number of Shares      of Outstanding Shares
   -------------- ------------------------- --------------------------
   Greenway                     83,000                1.3%
   Greenbelt                   297,800                4.7%
   Greensea                     75,000                1.2%
   Kingsley                     63,646                1.0%


                     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares that Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares that Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages and, consequently, has direct beneficial ownership of such Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

                     (b) Greenway has the sole power to vote or direct the vote of 83,000 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greensea has the sole power to vote or direct the vote of 75,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Greenbelt has the sole power to vote or direct the vote of 297,800 Shares and the sole power to dispose or direct the disposition of all such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                     Kingsley has the sole power to vote or direct the vote of 63,646 Shares and the sole power to dispose or direct the disposition of such Shares.

                     (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto, which is incorporated herein by reference.

                     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except the dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. None of such individual managed accounts has an interest in more than five percent of the class of outstanding Shares.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the partnership agreement of Greenway contains provisions whereby its general partner (i.e., Greenhouse) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                     The following Exhibit is filed herewith:

                     1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

                     2. Joint Filing Agreement.




             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: January 12, 2001


GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.

                                             By:  Greenhouse Partners, L.P., its
                                                   general partner
By: /s/ Gary K. Duberstein
    ------------------------------------
    Gary K. Duberstein, general              By: /s/ Gary K. Duberstein
      partner                                    -------------------------------
                                                  Gary K. Duberstein, general
                                                   partner


GREENHUT OVERSEAS, L.L.C.                    GREENSEA OFFSHORE, L.P.

                                             By:  Greenhut Overseas, L.L.C., its
                                                  investment general partner
By: /s/ Gary K. Duberstein
    ------------------------------------
    Gary K. Duberstein, Member               By: /s/ Gary K. Duberstein
                                                 -------------------------------
                                                  Gary K. Duberstein, Member


                                             GREENBELT CORP.

                                             By: /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                  Alfred D. Kingsley, President



                                             /s/ Alfred D. Kingsley
                                             -------------------------------
                                             ALFRED D. KINGSLEY



                                             /s/ Gary K. Duberstein
                                             -------------------------------
                                             GARY K. DUBERSTEIN

                                  EXHIBIT INDEX


EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------

    1. Information concerning transactions in the Shares effected by the Reporting persons in the last sixty days.

    2.            Joint Filing Agreement.